

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2024

Eifion Jones
Chief Financial Officer
Hayward Holdings, Inc.
1415 Vantage Park Drive
Suite 400
Charlotte, NC 28203

   Re: Hayward Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2023
     File No. 001-40208

Dear Eifion Jones:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Susan Canning